

Mail Stop 3233

July 25, 2018

<u>Via E-Mail</u>
Michael Z. Anise
Chief Financial Officer
Manufactured Housing Properties Inc.
136 Main Street
Pineville, NC 28134

> **Re: Manufactured Housing Properties Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed July 13, 2018**
> **File No. 000-51229**

Dear Mr. Anise:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2018 letter.

General

1. We note your revised disclosure on page 2 in response to comment 1. Please revise to disclose whether the company intends to rely upon the various exemptions available to companies meeting the definition of an emerging growth company. In addition and to the extent applicable, please revise your registration statement cover page in conformance with the requirements of Form 10 to indicate whether you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 3. Properties, page 16

2.   We note your revised disclosure on page 16 in response to comment 7. Please revise to disclose your occupancy rate for the most recent period presented, rather than from the date of acquisition of each respective property through March 31, 2018.

Item 6. Executive Compensation, page 19

3.   We note your revised disclosure on page 19 in response to comment 9 of our letter dated June 14, 2018 and comment 15 of our letter dated May 16, 2018. However, we continue to note that you have not provided the outstanding equity awards at fiscal year-end table required under Item 402(p) of Regulation S-K. Please revise to provide the tabular disclosure required under Item 402(p), or tell us why you believe it is not required.

Item 13. Financial Statements and Supplementary Data

Independent Auditor's Report, page F-37

4.   We note that the Opinion section refers to the "year ended" instead of the nine months ended September 30, 2016. Please revise or advise.

Note 5 – Subsequent Events, pages F-41, F-46 and F-51

5.   We note the disclosure on pages F-41, F-46 and F-51 that subsequent events were evaluated through July 10, 2018, the date the financial statements were issued, while the accountant's reports are dated July 12, 2018. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Shannon Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson, Staff Attorney, at (202) 551-5880 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director
Office of Real Estate and
Commodities